November 3, 2018

James E. Hohmann
Chief Executive Officer
Vericity, Inc.
8700 W. Bryn Mawr Avenue
Suite 900S
Chicago, Illinois 60631

       Re: Vericity, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 5, 2018
           CIK No. 0001575434

Dear Mr. Hohmann:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 dated October 5, 2018

Cover Page

1. Please revise the third sentence of the fifth paragraph to clearly state that the sale of the minimum number of shares is guaranteed.


2. Please clearly disclose here and elsewhere as appropriate, including in the chart on page 6, the anticipated ownership of Apex Holdco, L.P. following completion of the offering and conversion, including the intent of Apex to obtain a majority interest, to the extent
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         accurate. Please also disclose the minimum ownership percentage of the directors and officers based on their intended purchases.
Prospectus Summary, page 1

3. Please include a materially complete description of the business of Apex Holdco L.P. and
         J.C. Flowers & Co. LLC, including their dates of formation, operating history, controlling members or management, and current business operations. Please also add a discussion of the control position held by Apex Holdco L.P following completion of the offering and the conversion, including the expected percentage of stock ownership, board designees, and the ability to control corporate actions of the company.
Risk Factors
Legal and regulatory investigations and actions are increasingly common..., page 16

4. Please disclose the minimum level of statutory capital you must maintain as required by the Illinois Department of Insurance.
A significant decline in Fidelity Life's risk-based capital..., page 24

5. Please file the reserve financial agreement with Hannover Re as an exhibit to the registration statement. Please also disclose the reserve credit under the agreement as of the most recent practicable date.
A challenge to the Illinois Department of Insurance's approval ..., page 26

6. We note that your plan is the first of its kind in Illinois, and therefore may be challenged.
         Please revise your risk factor to explain the particular structure of the plan that makes it the first of its kind, including the reason the validity of this structure could be challenged.
If we are unable to realize the anticipated benefits of being a public reporting company..., page
30

7. We note that if you are able and determine to deregister your common stock under the
         Exchange Act in the future, it would enable you to save significant expenses. Please tell us if you have any current intent to deregister or delist your shares, and, if so, the timeframe under which you plan to do so.
Market for the Common Stock , page 33

8. Please disclose whether approval to listi on NASDAQ is a condition to the offering. If not, please revise to clarify the possibility that you will not obtain a listing and provide a relevant risk factor discussion.
Use of Proceeds, page 33

9. Please clearly disclose here and in the Summary that the Capital Needs Assessment is a
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         requirement of the Standby Stock Purchase Agreement and that if as a result of the assessment, management determines that the amount of capital retained exceeds the reasonable current and near term projected capital requirements, management shall determine the amount of excess capital that may be available for distribution and may recommend the declaration of a special dividend to shareholders. Please also disclose an estimation of the amount of excess capital that may be available and the potential amount of a special dividend, if such a dividend were to be issued.
Unaudited Pro Forma Financial Information, page 38

10. Please revise the headers of the final columns of your Pro Forma Condensed Balance
         Sheet and Statement of Operations to be labeled as that of Vericity, Inc., the registrant.
         Clearly confirm in your disclosure on page 38 that the pro forma presentations reflect all adjustments associated with the demutualization transaction.
Business
Affinity Partners, page 73

11. We note that nearly all of your affinity business is derived from a single affinity partner.
         Please tell us whether you have entered into an agreement with this partner, and, if so, please file the agreement as an exhibit to the registration statement and disclose the material terms of the agreement. In the alternative, please tell us why you believe you are not required to file this agreement.
The Conversion and Offering
Maximum Purchase Limitations, page 101

12. Please clearly disclose the low end and high end of the individual maximum purchase limitations. Please also disclose the total number of shares that would be issued by you if each eligible member subscribed for their individual maximum amount. Federal Income Tax Considerations, page 110

13. Please revise your disclosure in this section to state, if true, that the disclosure is the opinion of counsel. Ensure that counsel provides a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please have counsel provide an opinion that reflects the degree of uncertainty
         (e.g., "should" or "more likely than not") and explain why counsel cannot give a "will"
         opinion. For guidance, refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19
         (October 2011). Alternatively, please tell us why you believe a tax opinion is not required.
Management , page 114

14. Please revise your executives' biographies to clearly identify the time periods associated
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         with their business experience over the past five years. Refer to Item 401(e) of Regulation
         S-K for guidance.
Apex Holdco Equity Incentive Plan, page 121

15. Please tell us what exemption from registration under the Securities Act you intend to rely upon to issue Class B units of Apex Holdco L.P. and the facts supporting your use of the exemption. Please also add a risk factor discussing the potential conflicts of interest between investors in the offering and directors and employees that may receive awards under the equity incentive plan. Please file a copy of the equity incentive plan as an exhibit to the registration statement.
Forum for Adjudication of Disputes, page 126

16. We note that your forum selection provision identifies that a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section
         27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also include a risk factor noting the specific types of actions subject to the exclusive forum provision and that such provisions may limit a shareholder s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.
Consolidated Financial Statements, page F-3

17.      We note that you have provided financial statements for Members Mutual
Holding
         Company. Please tell us how you considered whether to present the audited financial statements of Vericity, Inc., the registrant, or at a minimum an audited balance sheet to comply with Rule 3-01(a) of Regulation S-X. If you believe that the audited registrant financial statements of the registrant may be omitted from your filing, please explain your reasoning to us.
Note 2--Investments
Mortgage Loans, page F-13

18.      Revise to address the following regarding your mortgage loans:
           Quantify the amount of loans that were past due 90 days or more as of the balance sheet dates presented pursuant to ASC 310-10-50-7.
           Disclose your policy for placing loans on nonaccrual status pursuant to ASC 310-10-
            50-6.
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Exhibits

19. Please file the Actuarial Contribution Principles and Methodology memorandum and the
         Actuarial Contribution Memorandum that are Exhibit B and Exhibit C, respectively, to
         Exhibit 2.1.

General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
21. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
          Please note that we may have comments regarding this material.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames E. Hohmann                             Sincerely,
Comapany NameVericity, Inc.
                                                               Division of
Corporation Finance
November 3, 2018 Page 5                                        Office of
Healthcare & Insurance
FirstName LastName